LEAD INVESTOR



Evan Turner Local Invest Fund, CIO

When I meet a company like Pit Liquor, I focus on five key elements: One, is this the right entrepreneur? Erica and Jason are committed to the business, willing to learn, improvement focused, and love to market and sell their product. I have had the joy of meeting and working with Erica and Jason closely since May of 2021 and have seen first hand their growth and the growth of the business. Two, does the end customer want or need this product? Everyone uses deodorant of some kind, why not make it better for your body. We have been inundated with healthy deodorant brands selling us incremental improvements on a product, Mum, from pre-1900, but why not rethink the process entirely. Why put aluminum or baking soda on your skin that agitates your skin, stains your clothes, or could have long term ramifications to your health. Pit Liquor solves this problem with natural and drying properties of denatured alcohol. Three, is the market growing? I invest in markets where most market participants are growing like a rising tide. Rather than picking the winner of a take all market with few participants, it is much safer to pick a differentiated company that rises with the market. Recent acquisitions and national expansions have proven the growth and viability of the natural deodorant market. In this case, Pit Liquor is vital part of a tremendously fast growing natural deodorant space. Four, is this the right time for the product? Craft distilling is growing. Local high quality organic vodka and whiskey are a much more prevalent. The recent rule updates regarding the sale, transfer, and usage of local craft distillate have become much more company friendly. This makes products like Pit Liquor scaleable both through current single warehouse production, multi-state warehouse production, or regional production through a co-packer that may not have been possible even 5 years ago. Five, does the product have a pathway to profitability? Pit Liquor's alcohol base provides a clear pathway to profitability due the products high margins in both Retail and Wholesale. While an 100mL individual bottle of Pit Liquor may seem expensive at $24, it lasts 3-4 months lowering the cost to about $6 per month or similar to other natural sticks that are supposed to last 1 month. As such a larger than average percentage of customers convert when marketed to and return to become forever customers. With greater than 65% wholesale margins, it only takes a small percentage of the market to become a very profitable company long term. I look forward to you all joining me on this journey with Erica and Jason and the company seeing the company realize its potential together!

Invested $25,000 this round & $835,000 previously